

Mail Stop 4561

January 11, 2016

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309,
Moorestown, NJ 08057

     Re: Tabula Rasa HealthCare, Inc.
             Registration Statement on Form S-1
             Filed January 4, 2016
             File No. 333-208857

Dear Dr. Knowlton:

We have reviewed your registration statement and do not have any additional comments at this time. Additionally, we note your pending response to comment 3 of our letter dated December 22, 2015. After reviewing your response to this comment and any amendment to your registration statement, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: James W. McKenzie, Jr., Esq.